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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HEALTHETECH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

422210 10 4
(CUSIP Number)

JAMES R. MAULT, M.D.,
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
HEALTHETECH, INC.
523 PARK POINT DRIVE, 3RD FLOOR
GOLDEN, CO 80401
(303) 526-5085

COPY TO
 DEWAYNE YOUNGBERG,
VICE PRESIDENT AND GENERAL COUNSEL
HEALTHETECH, INC.
523 PARK POINT DRIVE, 3RD FLOOR
GOLDEN, CO 80401
(303) 526-5085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 5, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 1)

CUSIP No. 422210 10 4	Page 2 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) JAMES R. MAULT, M.D.

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization UNITED STATES OF AMERICA

NUMBER OF SHARES	(7)	Sole Voting Power 3,179,996
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 3,179,996

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,179,996(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 15.87%(2)

(14)	Type of Reporting Person* IN

(1)
Of these shares beneficially held by the Reporting Person, 22,854 shares are held by the Reporting Person as trustee of his minor children's trusts, 1,066,666 shares are held by the James R. Mault Grantor Retained Annuity Trust I on behalf of the Reporting Pereson, and 513,333 shares are issuable upon exercise by the Reporting Person of stock options that have vested or will vest within 60 days of the filing date.

(2)
The percentage ownership is calculated using 19,528,347 shares of common stock of the Issuer which were issued and outstanding as of December 5, 2002, and 513,333 shares of common stock exercisable pursuant to stock options that have vested or will vest within 60 days of the filing date.

ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)  The name of the individual filing this statement is James R. Mault, M.D. (the "Reporting Person").

        (b)  The residence address of the Reporting Person is 30589 Monarch Court, Evergreen, Colorado 80439.

        (c)  The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer, which business address is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

        (d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 and in accordance with the terms of a separation agreement between the parties dated November 6, 2002.

ITEM 4. PURPOSE OF TRANSACTION.

        (a)  The Reporting Person has the right to purchase 513,333 shares of Common Stock within 60 days after the filing date upon the Reporting Person's exercise of certain vested stock options. The Reporting Person has no immediate plans to exercise such vested stock options. On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 and in accordance with the terms of a separation agreement between the parties dated November 6, 2002.

        (b-j) Not applicable.

        Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)  The Reporting Person may be deemed to beneficially own 3,179,996 shares of Common Stock (including stock options providing for the right to acquire 513,333 shares of Common Stock that have vested or will vest within 60 days from the date of this filing). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 15.87% of the 19,528,347 issued and outstanding shares of Common Stock as of December 5, 2002, and

Page 3 of 5 Pages

the 513,333 shares of Common Stock exercisable by the Reporting Person within 60 days from the date of this filing.

        (b)  The Reporting Person has sole dispositive and voting power over all of the 3,179,996 shares of Common Stock beneficially held by him.

        (c)  During the past 60 days, the Reporting Person effected the following transaction:

          On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 and in accordance with the terms of a separation agreement between the parties dated November 6, 2002.

        (d)  Not applicable.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On December 5, 2002, the Reporting Person transferred 666,667 shares of Common Stock to Kellie L. Mault pursuant to a Decree of Dissolution of Marriage filed with the district court on November 12, 2002 and in accordance with the terms of a separation agreement between the parties dated November 6, 2002.

        Except for the foregoing, there are no other contracts, arrangements, understandings or relationships among the Reporting Person any other person with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        Exhibit 1—Decree of Dissolution of Marriage, filed with the Jefferson County District Court, State of Colorado, entered on November 12, 2002.

Page 4 of 5 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2002.

By:	/s/ JAMES R. MAULT James R. Mault, M.D. Chairman of the Board and Chief Executive Officer of HealtheTech, Inc.

Page 5 of 5 Pages

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SCHEDULE 13D (Amendment No. 1)
  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
SIGNATURES